JPMorgan Chase Financial Company LLC

Free Writing Prospectus Filed Pursuant to Rule 433

Registration Statement Nos. 333-270004 and 333-270004-01

Dated March 18, 2024

15-Month EWZ/EWW Basket PLUS

This document provides a summary of the terms of the PLUS. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, underlying supplement, prospectus supplement and prospectus and the “Risk Considerations” on the following page, prior to making an investment decision.

SUMMARY TERMS

Issuer:	JPMorgan Chase Financial Company LLC (“JPMorgan Financial”)
Guarantor:	JPMorgan Chase & Co.
Basket:	Basket components	Bloomberg ticker symbol	Basket component weighting
	Shares of the iShares® MSCI Brazil ETF (the “EWZ ETF”)	EWZ UP Equity	50.00%
	Shares of the iShares® MSCI Mexico ETF (the “EWW ETF”)	EWW UP Equity	50.00%

We refer to the EWZ ETF and the EWW ETF as the ETFs, and we refer to the shares of the ETFs as the ETF Shares and the basket components.

Payment at maturity:

If the final basket value is greater than the initial basket value, for each $1,000 stated principal amount PLUS,

$1,000 + leveraged upside payment

In no event will the payment at maturity exceed the maximum payment at maturity.

If the final basket value is less than or equal to the initial basket value, for each $1,000 stated principal amount PLUS,

$1,000 × basket performance factor

This amount will be less than or equal to the stated principal amount of $1,000 per PLUS.

Leveraged upside payment:	$1,000 × leverage factor × basket percent increase
Basket percent increase:	(final basket value – initial basket value) / initial basket value
Initial basket value:	Set equal to 100 on the pricing date
Final basket value:	The basket closing value on the valuation date
Leverage factor:	300%
Basket performance factor:	final basket value / initial basket value
Maximum payment at maturity:	At least $1,300.00 (at least 130.00% of the stated principal amount) per PLUS
Initial share price:	With respect to each ETF, the closing price of one applicable ETF share on the pricing date
Final share price:	With respect to each ETF, the closing price of one applicable ETF share on the valuation date
Share adjustment factor:	The share adjustment factor of each ETF is referenced in determining the closing price of one applicable ETF Share and is set initially at 1.0 on the pricing date. With respect to each ETF, the share adjustment factor is subject to adjustment in the event of certain events affecting the ETF Shares. See “The Underlyings — Funds — Anti-Dilution Adjustments” in the accompanying product supplement.
Stated principal amount:	$1,000 per PLUS
Issue price:	$1,000 per PLUS
Pricing date:	Expected to be March 28, 2024
Original issue date (settlement date):	3 business days after the pricing date
Valuation date†:	June 30, 2025
Maturity date†:	July 3, 2025
CUSIP / ISIN:	48134WP68 / US48134WP680
Preliminary pricing supplement:	http://www.sec.gov/Archives/edgar/data/1665650/ 000121390024023232/ea171628_424b2.htm

†Subject to postponement

The estimated value of the PLUS on the pricing date will be provided in the pricing supplement and will not be less than $940.00 per $1,000 stated principal amount PLUS. For information about the estimated value of the PLUS, which likely will be lower than the price you paid for the PLUS, please see the hyperlink above.

Any payment on the PLUS is subject to the credit risk of JPMorgan Financial as issuer of the PLUS, and the credit risk of JPMorgan Chase & Co., as guarantor of the PLUS.

PLUS Payoff Diagram*

*The actual maximum payment at maturity will be provided in the pricing supplement and will not be less than $1,300.00 per PLUS.

Change in Basket	Return on the PLUS*
50.00%	30.00%
40.00%	30.00%
30.00%	30.00%
20.00%	30.00%
10.00%	30.00%
5.00%	15.00%
1.00%	3.00%
0.00%	0.00%
-10.00%	-10.00%
-20.00%	-20.00%
-30.00%	-30.00%
-40.00%	-40.00%
-50.00%	-50.00%
-60.00%	-60.00%
-80.00%	-80.00%
-100.000%	-100.00%

*Assumes a maximum payment at maturity of 130.00% of the stated principal amount

JPMorgan Chase Financial Company LLC

15-Month EWZ/EWW Basket PLUS

Basket and ETF Shares

For more information about the basket and the ETF Shares, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks identified below are not exhaustive. Please see “Risk Factors” in the accompanying prospectus supplement, product supplement and preliminary pricing supplement for additional information.

Risks Relating to the PLUS Generally

▪     The PLUS do not pay interest or guarantee the return of any principal and your investment in the PLUS may result in a loss.

▪     The appreciation potential of the PLUS is limited by the maximum payment at maturity.

▪     The PLUS are subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co., and any actual or anticipated changes to our or JPMorgan Chase & Co.’s credit ratings or credit spreads may adversely affect the market value of the PLUS.

▪     As a finance subsidiary, JPMorgan Financial has no independent operations and has limited assets.

▪     Correlation (or lack of correlation) of performances between the basket components may reduce the performance of the basket, and changes in the values of the basket components may offset each other.

▪     Secondary trading may be limited.

▪     The final terms and estimated valuation of the PLUS will be provided in the pricing supplement.

▪     The tax consequences of an investment in the PLUS are uncertain.

Risks Relating to Conflicts of Interest

▪     Economic interests of the issuer, the guarantor, the calculation agent, the agent of the offering of the PLUS and other affiliates of the issuer may be different from those of investors.

▪     Hedging and trading activities by the issuer and its affiliates could potentially affect the value of the PLUS.

Risks Relating to the Estimated Value and Secondary Market Prices of the PLUS

▪     The estimated value of the PLUS will be lower than the original issue price (price to public) of the PLUS.

▪     The estimated value of the PLUS does not represent future values of the PLUS and may differ from others’ estimates.

▪     The estimated value of the PLUS is derived by reference to an internal funding rate.

▪     The value of the PLUS as published by J.P. Morgan Securities LLC (and which may be reflected on customer account statements) may be higher than the then-current estimated value of the PLUS for a limited time period.

▪     Secondary market prices of the PLUS will likely be lower than the original issue price of the PLUS.

▪     Secondary market prices of the PLUS will be impacted by many economic and market factors.

Risks Relating to the Basket Components

▪     Investing in the PLUS is not equivalent to investing in the basket or the basket components.

▪     Adjustments to the ETFs or the underlying indices could adversely affect the value of the PLUS.

▪     There are risks associated with the ETFs.

▪     The performance and market value of each ETF, particularly during periods of market volatility, may not correlate with the performance of that ETF’s underlying index as well as the net asset value per applicable ETF Share.

▪     The PLUS are subject to risks associated with securities issued by non-U.S. companies.

▪     The PLUS are subject to currency exchange risk.

▪     The PLUS entail emerging markets risk.

▪     The anti-dilution protection for the ETFs is limited.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under “Additional Information about the PLUS — Tax considerations” concerning the U.S. federal income tax consequences of an investment in the PLUS, and you should consult your tax adviser.

SEC Legend: JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement, underlying supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248.